EXHIBIT 7.3
TRANSACTIONS IN COMMON STOCK
Hall Phoenix/Inwood, Ltd.
RadioShack Corp. Common Stock

Trade	Type of		Price/	How
Date	Transaction	Quantity	Share	Purchased/Sold
09/28/06	Sale	78,100	$19.05	Open Market
09/29/06	Sale	400,000	$19.48	Open Market
10/26/06	Purchase	50,000	$17.75	Open Market
12/14/06	Sale	23,900	$17.46	Open Market
12/15/06	Sale	74,100	$17.54	Open Market
01/03/07	Sale	100,000	$17.14	Open Market
01/08/07	Sale	2,240,300	$18.70	Open Market
01/09/07	Sale	900,000	$18.72	Open Market